Exhibit 99.1
MCE Finance Limited
Index to Unaudited Quarterly Report
For the Nine Months Ended September 30, 2010

Page(s)

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2-4

Unaudited MCE Finance Limited - Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5-7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited - Restricted Subsidiaries Group to MCE Finance Limited	8-9

MCE Finance Limited
Condensed Consolidated Balance Sheet (Unaudited)
(In thousands of U.S. dollars)

September 30, 2010

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$456,393
Restricted cash	164,568
Accounts receivable, net	276,233
Amounts due from affiliated companies	188,353
Inventories	7,596
Prepaid expenses and other current assets	14,930

Total current assets	1,108,073

PROPERTY AND EQUIPMENT, NET	2,686,723
GAMING SUBCONCESSION, NET	671,051
INTANGIBLE ASSETS, NET	4,220
GOODWILL	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	91,211
DEFERRED FINANCING COST	48,825
LAND USE RIGHTS, NET	433,036

TOTAL	$5,125,054

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,734
Accrued expenses and other current liabilities	477,020
Current portion of long-term debt	190,360
Amounts due to ultimate holding company	1,069,090
Amounts due to affiliated companies	31,037

Total current liabilities	1,778,241

LONG-TERM DEBT	1,641,055
OTHER LONG-TERM LIABILITIES	7,269
DEFERRED TAX LIABILITIES	16,908
LAND USE RIGHT PAYABLE	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—
Additional paid-in capital	2,261,725
Accumulated other comprehensive losses	(10,574)
Accumulated losses	(593,811)

Total shareholders’ equity	1,657,340

TOTAL	$5,125,054

MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010

OPERATING REVENUES
Casino	$706,876	$1,811,715
Rooms	20,708	60,608
Food and beverage	12,799	40,684
Entertainment, retail and others	6,693	17,281

Gross revenues	747,076	1,930,288
Less: promotional allowances	(19,520)	(60,346)

Net revenues	727,556	1,869,942

OPERATING COSTS AND EXPENSES
Casino	(521,195)	(1,387,025)
Rooms	(3,778)	(10,545)
Food and beverage	(11,224)	(26,554)
Entertainment, retail and others	(5,098)	(9,241)
General and administrative	(50,429)	(141,947)
Pre-opening costs	(9,217)	(16,199)
Amortization of gaming subconcession	(14,309)	(42,928)
Amortization of land use rights	(4,881)	(14,641)
Depreciation and amortization	(58,393)	(171,172)
Property charges and others	(125)	(91)

Total operating costs and expenses	(678,649)	(1,820,343)

OPERATING INCOME	48,907	49,599

NON-OPERATING EXPENSES
Interest expenses, net	(28,209)	(64,899)
Other finance costs	(3,821)	(6,441)
Foreign exchange gain, net	436	642
Costs associated with debt modification	—	(3,156)

Total non-operating expenses	(31,594)	(73,854)

INCOME (LOSS) BEFORE INCOME TAX	17,313	(24,255)
INCOME TAX CREDIT	234	745

NET INCOME (LOSS)	$17,547	$(23,510)

MCE Finance Limited
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$17,547	$(23,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	77,583	228,741
Amortization of deferred financing costs	3,564	10,508
Amortization of discount on senior notes payable	166	248
Loss on disposal of property and equipment	76	178
Allowance for doubtful debts	4,431	22,342
Written off deferred financing costs on modification of debt	—	1,992
Changes in operating assets and liabilities:
Accounts receivable	31,467	(13,853)
Amounts due from affiliated companies	(8,147)	(27,414)
Inventories	285	(1,062)
Prepaid expenses and other current assets	(1,505)	(704)
Long term prepayment, deposits and other assets	317	568
Accounts payable	1,364	1,918
Accrued expenses and other current liabilities	82,893	63,848
Amounts due to affiliated companies	3,024	14,763
Other long-term liabilities	171	124
Deferred tax liabilities	(234)	(746)

Net cash provided by operating activities	213,002	277,941

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(31,611)	(149,103)
Deposits for acquisition of property and equipment	(28)	(863)
Payment for show production cost	(9,891)	(27,048)
Changes in restricted cash	29,706	68,517
Payment for land use right	(7,340)	(39,458)
Proceeds from sale of property and equipment	56	57

Net cash used in investing activities	(19,108)	(147,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(329)	(21,523)
Amount due to ultimate holding company	2,870	22,620
Principal payments on long-term debt	—	(444,066)
Proceeds from senior notes issuance	—	592,026

Net cash provided by financing activities	2,541	149,057

NET INCREASE IN CASH AND CASH EQUIVALENTS	196,435	279,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	259,958	177,293

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$456,393	$456,393

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(13,679)	$(43,531)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$(9,549)	$28,157
Costs of property and equipment funded through amounts due to affiliated companies and ultimate holding company	$(1,144)	$—
Deferred financing costs funded through accrued expenses and other current liabilities	$(329)	$1,305

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Balance Sheet (Unaudited)
(In thousands of U.S. dollars)

September 30, 2010

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$456,393
Restricted cash	164,568
Accounts receivable, net	276,233
Amounts due from affiliated companies	188,353
Amounts due from unconsolidated subsidiaries	2
Inventories	7,596
Prepaid expenses and other current assets	14,930

Total current assets	1,108,075

PROPERTY AND EQUIPMENT, NET	2,686,723
GAMING SUBCONCESSION, NET	671,051
INTANGIBLE ASSETS, NET	4,220
GOODWILL	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	91,211
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6
DEFERRED FINANCING COST	48,825
LAND USE RIGHTS, NET	433,036

TOTAL	$5,125,062

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,734
Accrued expenses and other current liabilities	477,020
Current portion of long-term debt	190,360
Amounts due to ultimate holding company	1,069,086
Amounts due to affiliated companies	31,035

Total current liabilities	1,778,235

LONG-TERM DEBT	1,641,055
OTHER LONG-TERM LIABILITIES	7,269
DEFERRED TAX LIABILITIES	16,908
LAND USE RIGHT PAYABLE	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—
Additional paid-in capital	2,261,725
Accumulated other comprehensive losses	(10,574)
Accumulated losses	(593,797)

Total shareholders’ equity	1,657,354

TOTAL	$5,125,062

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010

OPERATING REVENUES
Casino	$706,876	$1,811,715
Rooms	20,708	60,608
Food and beverage	12,799	40,684
Entertainment, retail and others	6,693	17,281

Gross revenues	747,076	1,930,288
Less: promotional allowances	(19,520)	(60,346)

Net revenues	727,556	1,869,942

OPERATING COSTS AND EXPENSES
Casino	(521,195)	(1,387,025)
Rooms	(3,778)	(10,545)
Food and beverage	(11,224)	(26,554)
Entertainment, retail and others	(5,098)	(9,241)
General and administrative	(50,429)	(141,947)
Pre-opening costs	(9,217)	(16,199)
Amortization of gaming subconcession	(14,309)	(42,928)
Amortization of land use rights	(4,881)	(14,641)
Depreciation and amortization	(58,393)	(171,172)
Property charges and others	(125)	(91)

Total operating costs and expenses	(678,649)	(1,820,343)

OPERATING INCOME	48,907	49,599

NON-OPERATING EXPENSES
Interest expenses, net	(28,209)	(64,899)
Other finance costs	(3,821)	(6,441)
Foreign exchange gain, net	436	642
Costs associated with debt modification	—	(3,156)

Total non-operating expenses	(31,594)	(73,854)

INCOME (LOSS) BEFORE INCOME TAX	17,313	(24,255)
INCOME TAX CREDIT	234	745

NET INCOME (LOSS)	$17,547	$(23,510)

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$17,547	$(23,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	77,583	228,741
Amortization of deferred financing costs	3,564	10,508
Amortization of discount on senior notes payable	166	248
Loss on disposal of property and equipment	76	178
Allowance for doubtful debts	4,431	22,342
Written off deferred financing costs on modification of debt	—	1,992
Changes in operating assets and liabilities:
Accounts receivable	31,467	(13,853)
Amounts due from affiliated companies	(8,147)	(27,414)
Inventories	285	(1,062)
Prepaid expenses and other current assets	(1,505)	(704)
Long term prepayment, deposits and other assets	317	568
Accounts payable	1,364	1,918
Accrued expenses and other current liabilities	82,893	63,848
Amounts due to affiliated companies	3,024	14,763
Other long-term liabilities	171	124
Deferred tax liabilities	(234)	(746)

Net cash provided by operating activities	213,002	277,941

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(31,611)	(149,103)
Deposits for acquisition of property and equipment	(28)	(863)
Payment for show production cost	(9,891)	(27,048)
Changes in restricted cash	29,706	68,517
Payment for land use right	(7,340)	(39,458)
Proceeds from sale of property and equipment	56	57

Net cash used in investing activities	(19,108)	(147,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(329)	(21,523)
Amount due to ultimate holding company	2,870	22,620
Principal payments on long-term debt	—	(444,066)
Proceeds from senior notes issuance	—	592,026

Net cash provided by financing activities	2,541	149,057

NET INCREASE IN CASH AND CASH EQUIVALENTS	196,435	279,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	259,958	177,293

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$456,393	$456,393

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(13,679)	$(43,531)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$(9,549)	$28,157
Costs of property and equipment funded through amounts due to affiliated companies and ultimate holding company	$(1,144)	$—
Deferred financing costs funded through accrued expenses and other current liabilities	$(329)	$1,305

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited - Restricted Subsidiaries Group to MCE Finance Limited
For the Nine Months Ended September 30, 2010
(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau	Adjustments on
	Restricted	(Macau	Peninsula)	Investment Cost	Consolidated
	Subsidiaries	Peninsula) Hotel	Developments	of Unconsolidated	Total for MCE
	Group	Limited	Limited	Subsidiaries	Finance Limited
Condensed Consolidated Balance Sheet (Unaudited) As of September 30, 2010

ASSETS

CURRENT ASSETS
Cash and cash equivalents	456,393				456,393
Restricted cash	164,568				164,568
Accounts receivables, net	276,233				276,233
Amounts due from affiliated companies	188,353				188,353
Amounts due from (to) group companies	—	(1)	(1)	2	—
Amounts due from unconsolidated subsidiaries	2			(2)	—
Inventories	7,596				7,596
Prepaid expenses and other current assets	14,930				14,930

Total current assets	1,108,075	(1)	(1)	—	1,108,073

PROPERTY AND EQUIPMENT, NET	2,686,723				2,686,723
GAMING SUBCONCESSION, NET	671,051				671,051
INTANGIBLE ASSETS, NET	4,220				4,220
GOODWILL	81,915				81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	91,211				91,211
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6			(6)	—
DEFERRED FINANCING COST	48,825				48,825
LAND USE RIGHTS, NET	433,036				433,036

TOTAL	5,125,062	(1)	(1)	(6)	5,125,054

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	10,734				10,734
Accrued expenses and other current liabilities	477,020				477,020
Current portion of long-term debt	190,360				190,360
Amounts due to ultimate holding company	1,069,086	2	2		1,069,090
Amounts due to affiliated companies	31,035	1	1		31,037

Total current liabilities	1,778,235	3	3	—	1,778,241

LONG TERM DEBT	1,641,055				1,641,055
OTHER LONG-TERM LIABILITIES	7,269				7,269
DEFERRED TAX LIABILITIES	16,908				16,908
LAND USE RIGHT PAYABLE	24,241				24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	3	3	(6)	—
Additional paid-in capital	2,261,725				2,261,725
Accumulated other comprehensive losses	(10,574)				(10,574)
Accumulated losses	(593,797)	(7)	(7)	—	(593,811)

Total shareholders’ equity	1,657,354	(4)	(4)	(6)	1,657,340

TOTAL	5,125,062	(1)	(1)	(6)	5,125,054

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited - Restricted Subsidiaries Group to MCE Finance Limited
For the Nine Months Ended September 30, 2010
(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau	Adjustments on
	Restricted	(Macau	Peninsula)	Investment Cost	Consolidated
	Subsidiaries	Peninsula) Hotel	Developments	of Unconsolidated	Total for MCE
	Group	Limited	Limited	Subsidiaries	Finance Limited
Condensed Consolidated Statements of Operations (Unaudited) For the Nine Months Ended September 30, 2010

OPERATING REVENUES
Casino	1,811,715				1,811,715
Rooms	60,608				60,608
Food and beverage	40,684				40,684
Entertainment, retail and others	17,281				17,281

Gross revenues	1,930,288	—	—	—	1,930,288
Less: promotional allowances	(60,346)				(60,346)

Net revenues	1,869,942	—	—	—	1,869,942

OPERATING COSTS AND EXPENSES
Casino	(1,387,025)				(1,387,025)
Rooms	(10,545)				(10,545)
Food and beverage	(26,554)				(26,554)
Entertainment, retail and others	(9,241)				(9,241)
General and administrative	(141,947)				(141,947)
Pre-opening cost	(16,199)				(16,199)
Amortization of gaming subconcession	(42,928)				(42,928)
Amortization of land use rights	(14,641)				(14,641)
Depreciation and amortization	(171,172)				(171,172)
Property charges and others	(91)				(91)

Total operating costs and expenses	(1,820,343)	—	—	—	(1,820,343)

OPERATING INCOME	49,599	—	—	—	49,599

NON-OPERATING EXPENSES
Interest expenses, net	(64,899)				(64,899)
Other finance costs	(6,441)				(6,441)
Foreign exchange gain, net	642				642
Costs associated with debt modification	(3,156)				(3,156)

Total non-operating expenses	(73,854)	—	—	—	(73,854)

LOSS BEFORE INCOME TAX	(24,255)	—	—	—	(24,255)

INCOME TAX CREDIT	745				745

NET LOSS	(23,510)	—	—	—	(23,510)